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December 29, 2014

VIA EDGAR

Ms. Sally Samuels, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Voya Variable Portfolios, Inc. (the “Registrant”) Registration Statements on Form N-14 (File Nos. 811-07651 and 333-200581 and 333-200572) (each, an “N-14” and, collectively, the “N-14s”)

Dear Ms. Samuels:

This letter responds to comments you provided to Kristen Freeman of Voya Investment Management and me via telephone on December 19, 2014 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the N-14s filed by the Registrant on November 25, 2014 with respect to the proposed reorganizations of: (1) Voya Global Resources Portfolio with and into Voya Global Value Advantage Portfolio (“GVA”) (the “Global Resources Reorganization”); and (2) Voya International Value Portfolio with and into GVA (the “International Value Reorganization” and, collectively with the Global Resources Reorganization, the “Reorganizations”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the respective N-14s.

Comments Applicable to Both N-14s

Comment 1.    Please confirm that all missing and bracketed information in the N-14s will be included in a subsequent filing prior to the date of first use of the N-14s.

Response.      The Registrant confirms that all missing and bracketed information will be included in Post-Effective Amendments to the respective N-14s filed in connection with this letter (“PEA”) prior to the first use of the N-14s.

Sally Samuels, Esq. December 29, 2014 Page 2

Comment 2.    Please explain supplementally why the Registrant filed two N-14s rather than a single N-14 covering both Reorganizations, since GVA would serve as the acquiring portfolio in both Reorganizations.

Response.      The Voya funds’ current preference is to file a separate N-14 for each proposed Voya fund reorganization except for situations where a reorganization is contingent upon the shareholder approval of another reorganization. In this case, the Reorganizations are not contingent upon shareholder approval of each other.

Comment 3.    The Staff interprets Article 11-02(b) of Regulation S-X to require the pro forma financial statements, fee and expense tables, and capitalization tables in each N-14 to reflect both Reorganizations. Please revise these pro forma items to include information regarding the effect of both Reorganizations combined.

Response.        The Registrant appreciates the Staff’s comment, but has determined not to make this revision. The Registrant believes that including pro forma financial statements, fee and expense tables, and capitalization tables that reflect the impact of both Reorganizations would be confusing and may be misleading to shareholders given that these Reorganizations are not contingent upon each other and are not presented in the same N-14.

Comment 4.    The summaries of the significant provisions of the respective Reorganization Agreements in the N-14s are qualified in their entirety by references to copies of forms of the Reorganization Agreements included as an Appendix to the respective N-14s. Please remove this qualification.

Response.       The Registrant has revised the disclosure in response to this comment.

Comment 5.    Both N-14s include the following statement in the introductory paragraph to the performance tables: “The bar chart shows the performance of the Portfolio’s Class S shares. Other class shares’ performance would be higher or lower than Class S shares’ performance because of the higher or lower expenses paid by Class S shares.” Please revise this language to state specifically which share classes would experience higher performance and which share classes would experience lower performance as compared to Class S shares.

Response.       The Registrant appreciates this comment, but has determined not to make this revision. The language is consistent with language included in the Voya funds’ prospectuses generally.

Comment 6.     Please confirm that an appropriate share class is shown in the Calendar Year Total Returns bar charts in the respective N-14s, in conformance with Form N-14.

Sally Samuels, Esq. December 29, 2014 Page 3

Response.        The Registrant believes it is appropriate and in conformance with Item 5(a) of Form N-14 to include the Calendar Year Total Returns bar charts for the Class S shares of the respective Portfolios in the respective N-14s. With respect to the Global Resources Reorganization, the Registrant notes that Class S is the oldest share class of Voya Global Resources Portfolio and both share classes of GVA for which performance information is presented in the N-14s were incepted on the same date – January 28, 2008. With respect to the International Value Reorganization, the Registrant notes that Class I is the oldest share class of Voya International Value Portfolio, but that Class I of GVA has not had a full calendar year of performance. Consequently, the Registrant has chosen Class S, which is the next oldest class and has been in existence for longer than 10 years, to compare against the Class S performance of GVA.

Comment 7.     In the sections of the respective N-14s entitled “Summary of the Proposed Reorganization,” it is noted that with respect to certain Portfolios, services other than advisory services are provided under separate agreements at additional expense. Please identify the entity or entities that provide these additional services.

Response.       With respect to the Global Resources Reorganization, the Registrant has determined not to make this revision. The Registrant does not believe that Form N-14 requires the Registrant to include information on each service provider to the Portfolios in the Summary of the Reorganization. This information is typically included in the Statement of Additional Information, which is incorporated by referenced into the N-14. With respect to the International Value Reorganization, the Registrant has determined to remove this bullet to avoid confusion because both Voya International Value Portfolio and GVA operate under similar contractual arrangements.

Comment 8.     In the sections of the respective N-14s entitled “Portfolio Transitioning,” it is noted that the Portfolios “may pay implicit transition costs including any markup built into the price of bonds and other instruments.” Please provide an estimate of these costs if possible and please identify other sources of implicit transition costs other than markups. If there are no other anticipated sources of implicit transition costs, please revise the sentence so that it does not indicate that markups are “included” in the sources of implicit costs.

Response.         The Registrant has revised this disclosure to provide a more fulsome discussion of implicit costs.

Comment 9.    Please explain supplementally why the respective acquired Portfolios anticipate selling certain holdings in anticipation of the respective Reorganizations prior to the day of the respective Reorganizations.

Sally Samuels, Esq. December 29, 2014 Page 4

Response.          The portfolio management teams for the respective acquired Portfolios believe that it is in the best interests of acquired Portfolio shareholders to allow for flexibility in the timing of the Portfolio transitioning process for several reasons. For example, allowing this flexibility may allow the Portfolios to achieve better execution of securities trades and would account for instances where disposal of a security may require more than one day.

Comment 10.   Please revise the sections of the respective N-14s entitled “What factors did the Board consider” to include all the factors the Board considered, or confirm that all such factors have been included. Please also provide information regarding the specific conclusions the Board reached with regard to these factors.

Response.        The registrant confirms that the material factors considered by the Board, and the conclusions reached by the Board, with respect to its approval of the Reorganization are adequately set forth in this section.

Comment 11.   In the sections of the respective N-14s entitled “Additional Voting Information,” please state clearly that the shares held by insurance company separate accounts will be voted proportionately with the instructions given by variable contract holders.

Response.         The Registrant has determined to not revise this section of the N-14s because the Registrant believes that the use by insurance company separate accounts of proportional voting is clearly and adequately disclosed.

Comment 12.   Please provide the usual Tandy representations.

Response.        The requested Tandy representations are provided in Attachment A.

Comments Specifically Applicable to the Voya Global Resources Portfolio N-14

Comment 13.  Please highlight more prominently the bullets in the section entitled “Summary of the Proposed Reorganization” that describe the differences in the principal investment strategies of the Portfolios and that indicate that the Voya Global Resources Portfolio is the only natural resources sector portfolio available as an investment option in certain Variable Contracts.

Response.         The Registrant has revised the disclosure in response to this comment.

Comment 14.   Please consider showing more prominently which classes are shown in the Annual Portfolio Operating Expenses table.

Response.         The Registrant has revised the formatting in response to this comment.

Sally Samuels, Esq. December 29, 2014 Page 5

Comment 15.  In the Capitalization table, please provide pro forma estimates of the net asset value per share and shares outstanding for Classes T, I, and S2, which have not yet commenced operations. Please base these estimates on the net asset value per share of these share classes of Voya Global Resources Portfolio.

Response.         The Registrant has revised the Capitalization table in response to this comment.

Comment 16.   Please confirm or revise the filing dates for certain documents incorporated by reference into the Statement of Additional Information (“SAI”).

Response.        The Registrant has revised the SAI in response to this comment.

Comments Specifically Applicable to the Voya International Value Portfolio N-14

Comment 17.   In the Capitalization table, please provide pro forma estimates of the net asset value per share and shares outstanding for Class I, which has not yet commenced operations. Please base these estimates on the net asset value per share of this share class of Voya International Value Portfolio.

Response.         The Registrant has revised the Capitalization table in response to this comment.

Comment 18.   Please confirm or revise the filing dates for certain documents incorporated by reference into the SAI.

Response.        The Registrant has revised the SAI in response to this comment.

Comment 19.  The Annual Portfolio Operating Expenses table shows a pro forma advisory fee of 0.44%, which appears to take into account the achievement of an advisory fee breakpoint that would begin to apply when assets of GVA exceed $500 million. Please confirm that this is appropriate in light of the current asset sizes of the two participating Portfolios.

Response.         The Registrant has revised the Annual Portfolio Operating Expenses table in response to this comment.

Should you have any questions or comments regarding this letter, please contact me at 202.261.3314 or Kristen Freeman of Voya Investment Management at 480.477.2650.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

Sally Samuels, Esq. December 29, 2014 Page 6

Dechert LLP

Admitted in NC only. Practice is supervised by principals of the firm who are members of the DC bar.

Attachments

cc:         Huey P. Falgout, Jr., Esq.

              Kristen Freeman, Esq.

Attachment A

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

December 29, 2014

VIA EDGAR

Ms. Sally Samuels, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Form N-14 Registration Statements for Voya Variable Portfolios, Inc. (the “Registrant”) (File Nos. 811-07651 and 333-200581 and 333-200572) (each, an “N-14” and, collectively, the “N-14s”)

Dear Ms. Nixon:

The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings captioned above. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filings. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

Voya Investment Management

Attachments

cc:	Jeffrey S. Puretz, Esq.
Corey F. Rose, Esq.
Dechert LLP